                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549                      OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                     SCHEDULE 13D                      Estimated average burden
      UNDER THE SECURITIES EXCHANGE ACT OF 1934        hours per form ..... 4.90
                  (AMENDMENT NO. 5)*



                              RADICA GAMES LIMITED
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   G73 42H107
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                                 (CUSIP Number)

RICHARD H. PICKUP, c/o  WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
          SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660, (714) 759-1311
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 14, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 5


CUSIP No.     G73 42H10 7                                     PAGE 2 OF  8 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dito Devcar Corp., a Nevada corporation, #88-0294385
      Pickup Family Trust, $33-6123575
      Dito Devcar L.P., a Nevada limited partnership, #88-0294387
      TMP Charitable Trust, #88-6055770
      DRP Charitable Trust, #88-6055771
      Dito Caree L.P., a Nevada limited partnersip, #88-0302506
      Pickup Charitable Unitrust II, #33-0563297
      TD Investments LLC, a Nevada limited liability company, #88-0370064 Richard H. Pickup, an individual, ####-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Richard H. Pickup is an individual maintaining a California residence and is a citizen of the United States. Each of the other reporting entities were organized under and pursuant to the laws of the State of Nevada.
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                      7   SOLE VOTING POWER
                          Dito Devcar Corp.: 2,390,000
                          Pickup Family Trust: 100,000
                          TMP Charitable Trust: 25,000
                          Dito Caree L.P.: 984,000
                          DRP Charitable Trust: 25,000
                          Dito Devcar L.P.: 135,000
                          Pickup Charitable Unitrust II: 70,000
                          TD Investments LLC: 1,000,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NONE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NONE
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE)  TOTAL OWNED: 4,729,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Dito Devcar Corp. - 11.52%
      Pickup Family Trust - .48%
      DRP Charitable Trust - .12%
      TMP Charitable Trust -    %
      Dito Devcar L.P. - 65%
      Dito Caree L.P. - 4.73%
      TD Investments LLC - 4.82%
      Pickup Charitable Unitrust II - .33%
      TOTAL - 22.77%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      Richard H. Pickup - IN
      Dito Devcar Corp - CO
      Pickup Family Trust - CO
      DRP Charitable Trust - CO
      TMP Charitable Trust -
      Dito Devcar L.P. - CO
      Dito Caree L.P. - CO
      TD Investments LLC - CO
      Pickup Charitable Unitrust II - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                          AMENDMENT 5 TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

        This Statement, as an Amendment No. 5 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R,/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2. IDENTITY AND BACKGROUND

        This Amendment No. 5 is filed as an amendment to the originally filed
Schedule 13D, dated June 15, 1995 ("Schedule 13D"), and as further amended by Amendments No. 1, 2, 3, and 4 heretofore filed. As noted in the Schedule 13D and amendments thereto, each of the filing entities identified therein, specifically, Dito Devcar Corporation, a Nevada corporation ("Dito"), Dito Devcar, LP, a Nevada limited partnership ("LP"), the DRP Charitable Trust ("DRP Trust"), TMP Charitable Trust ("TMP Trust"), Dito Caree, LP, a Nevada limited Partnership, Pickup Family Trust, Pickup Charitable Unitrust II, and TD Investment, LLC are record holders of Shares, and each of those entities, as identified in the Schedule 13D and amendments thereto, is directly or indirectly controlled or operating for the benefit of an individual, Mr. Richard H. Pickup. As has further been acknowledged in the Schedule 13D, each of those entities represents a "group," although no formal arrangements, agreements or understandings have, at any time, been entered into between Mr. Pickup and any of the entities identified therein, nor as between any of the entities identified therein, and currently there is no agreement or understanding relating to the holding or voting of Shares. This Amendment is filed as a year end report and to reflect the acquisition of shares by Dito-Caree L.P. and Pickup Charitable Unitrust II within the last sixty (60) days.

        The total holdings of Shares owned by all the reporting entities identified in the Schedule 13D and amendments thereto exceed 10% of the issued and outstanding Shares of Radica. The identity of each of the members of the "group" has heretofore been specified and identified in the Schedule 13D and the Amendments thereto.

        It is further to be noted, as set forth in Schedule 13D and amendments thereto, that an entity known as "BP Ventures LLC" has acquired shares of Radica pursuant to loans made to BP Ventures LLC by TD Investments. However, this entity is not considered a portion of the group, is not a reporting person hereunder, and any shares held by BP Ventures LLC are not included within the number of shares reported herein. BP Ventures (along with other inviduals and entities) filed a separate Schedule 13D as dated December 31, 1996. There exists no understanding either written or oral by and between BP Ventures LLC and any of the reporting entities herein concerning the Shares nor their voting nor any additional acquisition or disposition of Shares.

        Over the past five (5) years, none of the filing persons nor any of the entities identified in the Schedule 13D, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Schedule 13D have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

        Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the entities identified in the Schedule 13D, and it is acknowledged that he exercises sufficient control in order to consider each of the reporting entities to be treated as a "group," there exists no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of Radica.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As previously reported, the Shares are acquired by means of private capital or working capital of the entities acquiring said Shares and no portions of said funds have been borrowed. All Shares reported herein as acquired by Dito-Caree, L.P. and the Pickup Charitable Unitrust II, which transactions did occur subsequent to the most recent amendment to Schedule 13D dated September 2, 1997, represents working capital of those entities acquiring said Shares.

ITEM 4. PURPOSE OF TRANSACTION

        As previously reported, each member of the "group" controlled by Mr. Pickup has purchased Shares in Radica for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the formation of any group or any group action. Those shares disposed of by Dito Devcar Corporation were disposed of for personal investment objectives of Dito Devcar Corporation. None of the other filing persons has acquired or disposed of any Shares and the holdings of all filing persons are as reported in Item 5 hereinbelow.

        Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

        None of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

        E. Any material change in the present capitalization or dividend policy of the issuer.

     F.   Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J.   Any action similar to any of those enumerated above.

     Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The interest in Shares and securities of Radica held by each of the filing persons is as follows:

     A.   Mr. Richard H. Pickup owns no Shares of Radica.

     B. Dito Devcar Corporation is currently the beneficial and record owner of 2,390,000 Shares, which represents approximately 11.52% of the issued and outstanding Shares of Radica. The percentage of Dito Devcar Shares and the percentage of Shares owned by all reporting persons herein are based upon a total of 20,761,200 Shares of Common Stock of Radica outstanding as reflected in Radica's most recent report as filed with the Securities and Exchange Commission.

     C. Dito-Caree, LP is the owner of 984,000 Shares. As reported herein, Dito-Caree, LP did recently purchase an additional 150,000 Shares:

                          DITO-CAREE, LP (Acquisition)

Date of Purchase   Shares Acquired    Price of Purchase    Cost of Acquisition
----------------   ---------------    -----------------    -------------------
    1/13/98            150,000             $13,4562             $2,021,433

          The percentage of Shares held by Dito-Caree, LP represents 4.73% of the issued and outstanding Shares of Radica based upon a total of 20,761,200 Shares outstanding.

     D. The Pickup Family Trust is the beneficial and record holder of 100,000 Shares. The Trust's holdings constitute approximately .48% of all outstanding Radica Shares. All acquisitions by the Pickup Family Trust are as previously reported.

     E. The DRP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The DRP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by DRP Charitable Unitrust are as previously reported.

        F. The TMP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The TMP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by TMP Charitable Unitrust are as previously reported.

        G. The Pickup Charitable Unitrust Trust II ("Trust II") acquired additional Shares as indicated hereinbelow, and is currently the beneficial and record holder of 70,000 Shares. The holdings of Trust II constitute approximately .33% of all outstanding Radica Shares. During the past sixty (60) days, Trust II did acquire the following Shares.

                  PICKUP CHARITABLE UNITRUST II (Acquisition)

Date of Purchase    Shares Acquired    Price of Purchase    Cost of Acquisition
----------------    ---------------    -----------------    -------------------
    1/26/98             20,000              $14,703              $294,463

        H. Dito Devcar LP is the beneficial and record holder of 135,000 Shares. LP's holdings constitute approximately .65% of all outstanding Radica Shares. All acquisitions by Dito Devcar LP are as previously reported.

        I. TD Investments LLC is the beneficial owner and record holder of 1,000,000 Shares. The holdings of TD Investments LLC constitute approximately 4.82% of all outstanding Radica Shares. All acquisitions by TD Investments LLC are as previously reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable, no exhibits are to be filed.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: Feb. 14, 1998                     DITO DEVCAR CORPORATION,
                                        a Nevada corporation


                                        By:         /s/ DAVID B. HEHN
                                           -------------------------------------
                                                  DAVID B. HEHN, President

                          DITO DEVCAR LIMITED PARTNERSHIP,
                          a Nevada limited partnership

                                By:   GAMEBUSTERS, INC.
                                      a Nevada corporation
                                            Its:  General Partner



                                            By:   /s/ DAVID B. HEHN
                                               ---------------------------------
                                                  DAVID B. HEHN,
                                                  President


                                      DITO CAREE LIMITED PARTNERSHIP,
                                      a Nevada limited partnership

                                            By:   GAMEBUSTERS, INC.,
                                                  a Nevada corporation
                                            Its:  General Partner



                                            By:   /s/ DAVID B. HEHN
                                               ---------------------------------
                                                  DAVID B. HEHN,
                                                  President


                                      PICKUP CHARITABLE REMAINDER
                                      UNITRUST II



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee


                                      DRP CHARITABLE UNITRUST UNDER
                                      DECLARATION OF TRUST, dated
                                      January 29, 1993



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee


                                      TMP CHARITABLE UNITRUST UNDER
                                      DECLARATION OF TRUST, dated
                                      January 29, 1993



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee

                                            TD INVESTMENTS, LLC,
                                            a Nevada limited liability company



                                            By:     /s/ DAVID B. HEHN
                                               ---------------------------------
                                                  DAVID B. HEHN, Manager


                                               /s/ RICHARD H. PICKUP
                                            ------------------------------------
                                            RICHARD H. PICKUP, an individual